Daniel S. Peale

T: +1 202 842 7835

dpeale@cooley.com

April 2, 2025

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

Washington, D.C. 20549

Attn:	Stacie Gorman, Staff Attorney Ruairi Regan, Staff Attorney Babette Cooper, Staff Accountant Wilson Lee, Staff Accountant

Re:	Thayer Ventures Acquisition Corporation II Registration Statement on Form S-1 Filed March 14, 2025 File No. 333-285830

Ladies and Gentlemen:

On behalf of Thayer Ventures Acquisition Corporation II (the “Company”), we are providing this letter in response to comments (the “Comments”) received from the staff of the U.S. Securities and Exchange Commission’s Division of Corporation Finance (the “Staff”) by letter dated March 24, 2025 with respect to the Company’s registration statement on Form S-1, filed on March 14, 2025 (the “Registration Statement”). The Company is concurrently filing Amendment No. 1 to the Registration Statement on Form S-1, which incorporates changes in response to the Comments (the “Amended Registration Statement”).

Set forth below are the Company’s responses to the Comments. The numbering of the paragraphs below corresponds to the numbering of the Comments, which for your convenience we have incorporated into this response letter. Page references in the text of the Company’s responses correspond to the page numbers of the Amended Registration Statement, as filed on the date hereof.

Registration Statement on Form S-1 filed March 14, 2025

Cover Page

1.

We note your response to prior comment 3 that you no longer expect to seek extensions of the completion window and your revised disclosure. It remains unclear whether you may extend the completion window. Please state clearly whether you may seek to extend the time to complete a business combination, including any limitations on extensions. Please refer to Item 1602(b)(4) of Regulation S-K.

Response: In response to the Staff’s Comment, the Company has revised the disclosure on the cover page and pages 1, 6, 50, 105 and 122 of the Amended Registration Statement.

Cooley LLP 1299 Pennsylvania Avenue NW Suite 700 Washington, DC 20004-2400

t: +1 202 842 7800 f: +1 202 842 7899 cooley.com

U.S. Securities and Exchange Commission

April 2, 2025

Page Two

Conflicts of Interest, page 36

2.

Refer to prior comment 5. Given that officers or directors are or will be required to present a business combination opportunity to other entities, please state clearly that there may be actual or potential material conflicts of interest between your directors and officers, sponsor and its affiliates on the one hand, and purchasers in this offering on the other hand given the officers or directors are required to present any business combination opportunity to other entities. Explain clearly your basis for the statement that you do not believe such conflicts will materially impact your ability to complete your initial business combination.

Response: In response to the Staff’s Comment, the Company has revised the disclosure on pages 14, 37, 66, 67 and 112 of the Amended Registration Statement.

Financial Statements

Notes to Financial Statements, page F-7

3.	Please tell us how you have complied with the reportable segment disclosure requirements pursuant to ASU 2023-07 and revise accordingly.

Response: In response to the Staff’s Comment, the Company has revised the disclosure on pages F-12, F-17 and F-18 of the Amended Registration Statement to include the adoption of ASU 2023-07 and the corresponding segment reporting footnote.

Cooley LLP 1299 Pennsylvania Avenue NW Suite 700 Washington, DC 20004-2400

t: +1 202 842 7800 f: +1 202 842 7899 cooley.com

U.S. Securities and Exchange Commission

April 2, 2025

Page Three

Please contact me at (202) 842-7835 or Milson C. Yu at (650) 843-5296 with any questions or further comments regarding our responses to the Staff’s Comments. Thank you in advance for your attention to this matter.

Sincerely

/s/ Daniel S. Peale
Daniel S. Peale

cc:

Mark E. Farrell, Thayer Ventures Acquisition Corporation II

Christopher Hemmeter, Thayer Ventures Acquisition Corporation II

John T. McKenna, Cooley LLP

Milson C. Yu, Cooley LLP

Jonathan Ko, Paul Hastings LLP

Cooley LLP 1299 Pennsylvania Avenue NW Suite 700 Washington, DC 20004-2400

t: +1 202 842 7800 f: +1 202 842 7899 cooley.com